--------------------------

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Journal Register Company

-------------------------------------------------------------------------------

(Name of Issuer)

COMMON SHARES

-------------------------------------------------------------------------------

(Title of Class of Securities)

481138105

 -----------------

(CUSIP Number)

RICHARD BARONE

C/O ANCORA CAPITAL INC

ONE CHAGRIN HIGHLANDS

2000 AUBURN DRIVE, SUITE 300

CLEVELAND, OHIO 44122

(216) 825-4000

-------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications)

May 14, 2008

--------------------------------------------------------

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.


SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP NO. 481138105

--------------------------------------------------------------------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA CAPITAL, INC.

-------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

-------------------------------------------------------------------------------

3

SEC USE ONLY

-------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

00

-------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, U.S.A.

-------------------------------------------------------------------------------

7

SOLE VOTING POWER

NUMBER OF

0

SHARES

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

-------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

-------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

-------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

-------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

HC

-------------------------------------------------------------------------------


SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP NO. 481138105

--------------------------------------------------------------------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA SECURITIES, INC.

-------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

-------------------------------------------------------------------------------

3

SEC USE ONLY

-------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

00

-------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

-------------------------------------------------------------------------------

7

SOLE VOTING POWER

NUMBER OF

  100,000

SHARES

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

  100,000

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

  110,000

-------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

210,000

-------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

-------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.54%

-------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

BD

-------------------------------------------------------------------------------


SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP NO. 481138105

--------------------------------------------------------------------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA ADVISORS, LLC

-------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

-------------------------------------------------------------------------------

3

SEC USE ONLY

-------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

00

-------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

-------------------------------------------------------------------------------

7

SOLE VOTING POWER

NUMBER OF

SHARES

1,775,500

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

1,775,500

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

-------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,775,500

----------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

-------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.51%

-------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

IA

-------------------------------------------------------------------------------


SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP NO. 481138105

--------------------------------------------------------------------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Richard A. Barone

-------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

-------------------------------------------------------------------------------

3

SEC USE ONLY

-------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

00

-------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, U.S.A.

-------------------------------------------------------------------------------

7

SOLE VOTING POWER

NUMBER OF

100,000

SHARES

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

100,000

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

-------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000

-------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

-------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.25%

-------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

IN

-------------------------------------------------------------------------------

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned on April 17, 2008. This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 1.

Security and Issuer

      This statement relates to the shares of Common Stock of Journal Register Company. The address of the issuer is 790 Township Line Road, Yardley, PA 19067

Item 2.

Identity and Background

This statement is filed on behalf of all persons and entities (the Reporting Persons), herein referred to as Mr. Barone and the “Ancora Entities”

Participants in the Ancora Entities include Ancora Capital, an entity incorporated under the laws of the state of Ohio; Ancora Securities Inc, the main subsidiary of Ancora Capital incorporated in the state of Nevada; Ancora Advisors LLC, a Nevada limited liability company; Ancora Trust, the master trust for the Ancora Mutual Funds; Ancora Foundation, a private foundation incorporated in the state of Ohio; Merlin Partners, an investment limited partnership registered in Delaware; various owners and employees of the aforementioned entities. The Ancora Group is located at One Chagrin Highlands, 2000 Auburn Drive, Suite 300, Cleveland, Ohio 44122.

Ancora Securities Inc is registered as a broker/dealer with Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) formerly known as the NASD. Ancora Advisors LLC is registered as an investment advisor with the SEC under the Investment Advisors Act, as amended. The Ancora Trust, which includes Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund and Ancora Homeland Security Fund, are registered with the SEC as investment companies under the Investment Company Act, as amended. Mr. Richard Barone is the controlling shareholder of Ancora Capital, controls 31% of Ancora Advisors, owns approximately 15% of Merlin Partners, and is Chairman of and has an ownership interest in the various Ancora Funds.

Ancora Advisors LLC has the power to dispose of the shares owned by the investment clients, for which it acts as advisor, including Merlin Partners, for which it is also the General Partner, and the Ancora Mutual Funds. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Ancora Securities Inc acts as the agent for its various clients and has neither the power to vote nor the power to dispose of the shares. Ancora Securities disclaims beneficial ownership of such shares.

All entities named herein (Ancora Group) each disclaim membership in a Group as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated thereunder.

During the last five years none of the Reporting Persons have been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Barone is a U.S. citizen and maintains the right to claim dual citizenship with the Republic of Italy. Mr. Barone serves on the Board of Directors in various capacities for the both public and private corporations and foundations.  During the past 20 years Mr. Barone has had notable success in the financial industry including substantial ownership of financial institutions and hands-on management of financial entities.

Item 3.

Source and Amount of Funds or Other Consideration

Ancora Securities owns no Shares directly but Ancora Securities may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) shares purchased for or transferred to the accounts of investment clients.  Ancora Securities disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Advisors or other Ancora entities.

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients.  Ancora Advisors disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Securities other Ancora entities.

Merlin Partners, Ancora Funds, Employees of Ancora and Owners of Ancora, including Mr. Barone, have used available and uncommitted cash to purchase shares of the Issuer.

   All shares acquired by individuals been purchased with personal funds.

Item 4.

Purpose of Transaction

Mr. Barone and the other entities named herein acquired Shares to establish investment positions in the Issuer.  Subject to market and business conditions and other factors, Mr. Barone and other entities named herein may purchase substantially more Shares, maintain their present ownership of Shares or sell some or all of the Shares.

On May 12, 2008, the Ancora Group sent a letter to Mr. James Hall, Chairman and Chief Executive Officer of the Company informing the Company of its desire to acquire significant ownership interest through the purchase of shares or subordinate debt convertible into shares directly from the Company.  In addition, the Ancora Group is requesting a meeting with senior management and the Board of Directors. This letter is attached hereto as Exhibit C and is incorporated herein in its entirety.

Item 5.

Interest in Securities of the Issuer

Set forth below Mr. Barone and the other entities named herein, in the aggregate, is the number of Shares which may be deemed to be beneficially owned as of April 16, 2008 and the percentage of the Shares outstanding represented by such ownership (based on 39,358,272 shares outstanding as of April 30, 2008):

Name:

No. of Shares

Percent of Class

Ancora Advisors(1)

1,775,500

4.51%

Ancora Securities(2)

210,000

0.54%

Richard Barone

100,000

0.25%

Total

2,085,500

5.30%

(1) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors does not own these shares directly but, by virtue of Ancora Advisors Investment Management Agreement with the investment clients of Ancora Advisors, each may be deemed to beneficially own 1,775,500 Shares by reason of their power to dispose of such Shares. Ancora Advisors disclaims beneficial ownership of such Shares.

(2) These Shares are owned by investment clients of Ancora Securities who may be deemed to beneficially own these Shares by reason of their power to dispose of such Shares. Ancora Securities disclaims beneficial ownership of all such Shares.

Item 6.

Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.

Material to be Filed as Exhibits

Exhibit A: “Relevant Transactions in Shares” since April 17, 2008.

Exhibit B: Joint Filing Agreement by and among Ancora Capital, Inc., Ancora Securities, Inc., Ancora Advisors, LLC, Richard Barone and dated May 14, 2008.

Exhibit C: Letter to Mr. James Hall, Chairman and Chief Executive Officer, Journal Register Company dated May 12, 2008 from Richard A. Barone.

 Signatures

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:

May 14, 2008

ANCORA CAPITAL, INC.

By:/s/ Christopher Barone

      Christopher Barone

President

ANCORA SECURITIES, INC.

By: /s/ Christopher Barone

       Christopher Barone

       President

ANCORA ADVISORS, LLC

By: /s/ Richard A. Barone

    Richard A. Barone

    Chairman and Portfolio Manager

/s/ Richard A. Barone

RICHARD A. BARONE

EXHIBIT A

JOURNAL REGISTER COMPANY (JRC)

SECURITY CROSS REFERENCE

Date	Buy/Sell	Quantity	Price
4/21/08	Buy	60,000	0.251

EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated May 14, 2008 (including amendments thereto) with respect to the Common Stock of Journal Register Company. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:

May 14, 2008

ANCORA CAPITAL, INC.

By:/s/ Christopher Barone

      Christopher Barone

President

ANCORA SECURITIES, INC.

By: /s/ Christopher Barone

       Christopher Barone

       President

ANCORA ADVISORS, LLC

By: /s/ Richard A. Barone

    Richard A. Barone

    Chairman and Portfolio Manager

/s/ Richard A. Barone

RICHARD A. BARONE

Exhibit C

ANCORA

One Chagrin Highlands

2000 Auburn Drive, Suite 300

Cleveland, OH 44122

P: 216 825 4000

F: 216 825 4001

May 12, 2008

Mr. James Hall

Chairman and Chief Executive Officer

Journal Register Company

790 Township Line Road, Suite 300

Yardley, PA   19067

Re:  Journal Register Restructuring

Dear Mr. Hall:

As you are aware, I and the Ancora Group of Companies own approximately 5% of the outstanding shares of Journal Register. It is apparent that Journal Register is in need of additional capital and/or a restructuring of its balance sheet.

After reviewing the publicly available information on Journal Register, I and the Ancora Group of Companies would like to acquire a significant ownership interest through the purchase of shares (or subordinate debt convertible into shares) directly from the Company.

We are offering to invest a minimum of $25 million contingent upon a number of concessions which will need to be agreed to by the Company and its lending institutions.  Under a confidentially agreement, we would like to meet with senior management and the Board of the Company, to discuss our proposal in more detail and to begin our requisite due diligence.

Since time is of the essence, we are certain you will want to give our proposal your prompt consideration.

Sincerely,

/s/ Richard A. Barone

Richard A. Barone

Chairman